UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated May 28, 2007	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Listed TSX NYSE	Share Symbol CCO CCJ	web site address: www.cameco.com
Cameco Pursues Kazakh Nuclear Fuel Opportunities
Saskatoon, Saskatchewan, Canada, May 28, 2007 . . . . . . . . . . . .
Cameco Corporation announced today it has signed a non-binding memorandum of understanding (MOU) with National Atomic Company Kazatomprom to co-operate on the development of uranium conversion capacity and to pursue additional uranium production. Kazatomprom is owned by the Kazakh government.
“We are pleased to build on the longstanding and strong business relationship we have with Kazatomprom,” said Jerry Grandey, Cameco’s president and CEO. “This MOU provides significant growth opportunities for both companies.”
Under the terms of the MOU, Cameco will work with Kazatomprom to study the feasibility of constructing a uranium conversion facility in Kazakhstan and elsewhere. Cameco would provide the technology and potentially hold an interest of up to 49%, at the company’s discretion.
The MOU also provides for doubling future production from the Inkai uranium deposit, raising total annual production to 10.4 million pounds on a timeframe to be confirmed.
The Inkai project is located in Kazakhstan and is owned and operated by Joint Venture Inkai (JVI), which consists of Cameco (60%) and Kazatomprom (40%). JVI has regulatory approval to construct a full-scale in situ recovery mine and mill that is expected to achieve commercial production in 2008, ramping up to 5.2 million pounds of annual production in 2010 (Cameco’s share is 3.1 million pounds). While the existing project ownership would not change, Cameco’s interest in additional capacity under the MOU would be 50% with the remainder held by Kazatomprom. Cameco’s share of 10.4 million pounds of annual production would be 5.7 million pounds.
Kazatomprom, one of the world’s largest uranium producers, has significant uranium resources with ambitious plans to grow its uranium production capacity in Kazakhstan. This will contribute to increased future demand for conversion capacity in Central Asia.
Cameco anticipates that binding agreements will be signed in 2007 and that various government approvals will be required as the agreements are implemented. The company plans to provide more detailed information at that time.
“Cameco’s vision is to be a dominant nuclear energy company and we continue to look for other opportunities for uranium value-added processing in Canada and around the world as the nuclear renaissance unfolds,” Grandey said. “Development decisions involve many long-term factors including favourable market conditions and are dependent on supportive jurisdictions like Saskatchewan.”

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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